Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2012 RESULTS;
RECORD ANNUAL PRODUCTION AND OPERATING CASH FLOWS;

PROVIDES THREE YEAR PRODUCTION GUIDANCE
AND RESERVE AND RESOURCE UPDATE

Toronto (February 13, 2013) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) (NYSE:AEM) (TSX:AEM) today reported a quarterly net income of $82.8 million, or $0.48 per share for the fourth quarter of 2012.  This result includes a $16.5 million ($0.10 per share) gain on the sale of Queenston Mining Inc. shares and a non-cash foreign currency translation gain of $4.5 million ($0.03 per share).  These items were partly offset by stock option expense of $7.1 million ($0.04 per share) and a $1.1 million ($0.01 per share) partial write-down of the Creston Mascota heap leach pad.  Excluding these items would result in normalized net income of $69.9 million ($0.41 per share) for the fourth quarter of 2012.  In the fourth quarter of 2011, the Company reported net quarterly loss of $601.4 million (loss of $3.53 per share), which included a $907.7 million impairment loss on the Meadowbank mine.

Fourth quarter 2012 cash provided by operating activities was $106.0 million ($175.0 million before changes in non-cash components of working capital), down from cash provided by operating activities of $132.0 million in the fourth quarter of 2011 ($179.2 million before changes in non-cash components of working capital), primarily due to larger increases in working capital related to inventory and accounts payable in 2012.

“Congratulations are due to all of our employees as our safety and operating performance company-wide was excellent during 2012.  Targets were met, and in many cases, exceeded”, said Sean Boyd, President and Chief Executive Officer.  “In 2013, we anticipate continuing our solid execution at the current operations and advancing construction on our three near-term growth projects, La India, Goldex and the LaRonde Extension.  The new projects, combined with the forecast of higher grades at LaRonde are expected to result in growth of approximately 20% in our gold production from 2013 to 2015.  The gold production growth is expected to result in improvements in the unit cost profile through 2015 as well.” added Mr. Boyd.

Fourth quarter and full year 2012 highlights include:

•                  Record annual gold production — record full year gold production of 1,043,811 ounces at total cash costs1 of $640 per ounce for the year, compared to guidance of 1,025,000 ounces at $660 per ounce

•                  Record annual operating cash flows — cash provided by operating activities up year over year, to $696 million, or $4.06 per share

•                  Goldex and La India construction according to plan - both projects expected to provide production growth in 2014

•                  Quarterly dividend up 10% to $0.22 per share - Company has now declared a dividend for 31 consecutive years

•                  Gold reserves, net of production, maintained at 18.7 million ounces at year end 2012 — inferred resources grow significantly at Kittila and Meliadine

•                  Kittila expansion approved — expected to add to production profile in the second half of 2015

Agnico-Eagle is pleased to announce that its Board of Directors has approved the payment of a quarterly cash dividend of $0.22 per common share.  The next dividend will be paid on March 15, 2013 to shareholders of record as of March 1, 2013.  Agnico-Eagle has now declared a cash dividend to its shareholders for 31 consecutive years.

For the full year 2012, the Company recorded net income of $310.9 million, or $1.82 per share.  In 2011, Agnico-Eagle recorded a net loss of $568.9 million, or $3.36 per share (a $1.2 billion write-down of mining assets was recorded in 2011 following a re-evaluation of the mining plan at Meadowbank and the suspension of production from the GEZ deposit at Goldex).  Compared with the prior year, 2012 earnings were positively affected by consistent performance at all operating mines and significant year over year improvement at Meadowbank.

For 2012, the Company realized a record amount of cash provided by operating activities of $696.0 million ($737.9 million before changes in non-cash components of working capital).  This represents an increase over 2011, when cash provided by operating activities totaled $667.2 million ($705.1 million before changes in non-cash components of working capital).  The increase was primarily due to significant improvement in cash flow generation from the Meadowbank mine, as well as continued strong performance at Pinos Altos.  The overall improvement was in spite of significantly lower by-product revenues and the absence of production from the Goldex mine in 2012.

Payable gold production2 in the fourth quarter of 2012 was 236,535 ounces compared to 227,792 ounces in the fourth quarter of 2011.  A detailed description of the production and cost performance by mine may be found later in this document.

Total cash costs for the fourth quarter of 2012 were $769 per ounce versus $671 per ounce for fourth quarter 2011.  The increase in total cash costs per ounce in the fourth quarter of 2012 is mainly due to higher costs at LaRonde and Meadowbank and the temporary suspension of operations at Creston Mascota.  At LaRonde, the ramp up of tonnage from the higher grade, deeper levels continues to be challenging due to heat and congestion in the mine.  Higher total cash costs were realized at Meadowbank as the mine production was

1 Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements contained herein.  See also “Note Regarding Certain Measures of Performance”.

2 Payable production of a mineral means the quantity of mineral produced during a period contained in products that are or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

from lower grade ore (as planned) during the quarter.  The temporary suspension of the relatively low cost Creston Mascota heap leach operation in October of 2012 also negatively impacted total cash costs.

The Company’s payable gold production for the full year 2012 was a record 1,043,811 ounces at total cash costs per ounce of $640.  This compares to the full year 2011 level of 985,460 ounces at total cash costs per ounce of $580 (which included 135,478 ounces from the low cost Goldex mine; excluding Goldex, 2011 total cash costs from currently operating mines were $609 per ounce).  The significant improvement in gold production in 2012 was a result of strong operating results from all of the mines.  The increase in total cash costs per ounce in 2012 was primarily due to the impact of lower byproduct credits at LaRonde and larger contribution to overall production from the higher cost Meadowbank mine, partly offset  by better cost profiles at Meadowbank and Kittila, when compared to 2011.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 14, 2013 at 11:00 AM (E.S.T.) to discuss financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or the Toll-free access number 877-289-8525, passcode 4568952#.

The conference call replay will expire on Friday, March 14, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents increased to $332.0 million at December 31, 2012, from the September 30, 2012 balance of $320.8 million.  The Company drew on its bank facilities in the fourth quarter of 2012 during the normal course of inter-Company fund flows.  The $30 million which was drawn was repaid in early 2013.

Capital expenditures in the fourth quarter of 2012 were $151.8 million including $30.3 million at La India, $24.0 million at LaRonde, $23.4 million at Meadowbank, $16.2 million at Kittila, $13.5 million at Meliadine, $9.1 million at Lapa and $7.3 million at Pinos Altos (including Creston Mascota). For the full year 2012, capital expenditures totaled $445.6 million.

With its cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available credit lines as of December 31, 2012 were approximately $1.2 billion.

Three Year Plan Outlines Further Production Growth

The Company is announcing its production and cost guidance for the three-year period of 2013 through 2015.

In 2013, payable gold production is expected to be within the range of 970,000 ounces to 1,010,000 ounces.  Total cash costs per ounce in 2013 are expected to be in the range of $700 to $750.

Approximate Impact on Total Cash Costs per Ounce	2013

$1 / oz change in price of Silver	$4
$200 / dry metric tonne change in price of Copper	$1
$100 / dry metric tonne change in price of Zinc	$2
1% change in C$/US$	$7
1% change in US$/Euro	$1
1% change in US$/MXP	$1

During 2013, several factors are expected to have a positive impact on production in the second half of the year.  At Creston Mascota, stacking of ore has resumed, and the Company expects to resume production from the heap leach in the second quarter, with full production rates likely to be achieved by year end.  At LaRonde, additional cooling capacity, expected to be installed in the fourth quarter of 2013, is anticipated to have a positive impact on operating flexibility and production at the mine.  Furthermore, as LaRonde ramps up production at the deeper portion of the mine, the Company expects its gold grade to improve gradually over the course of the year.  In addition, gold grades at Meadowbank are expected to trend higher in the fourth quarter.  As a result, the second half of the year is likely to make a larger contribution to the overall 2013 gold production forecast.

In 2014, Agnico-Eagle expects to have significant production growth from LaRonde (due to anticipated improving grades), Goldex (due to the planned start up in the second quarter) and La India (due to the planned second quarter start up).  The Company expects payable gold production to be in the range of 1,100,000 ounces to 1,140,000 ounces.

In 2015, further production growth is expected from LaRonde and Pinos Altos (due to anticipated improving grades) with payable gold production expected to exceed 1,200,000 ounces.

Estimated Payable Gold Production	2012 Actual	2013 Estimated Mid Point	2014 Estimated Mid Point	2015 Estimated Mid Point

Meadowbank	366,030	360,000	367,000	350,000
LaRonde	160,875	177,000	215,000	250,000
Kittila	175,878	165,000	165,000	160,000
Lapa	106,191	97,000	96,000	65,000
Pinos Altos	183,662	159,000	136,000	161,000
Creston Mascota	51,175	32,000	52,000	55,000
La India			40,000	81,000
Goldex			49,000	85,000
Total Gold Production	1,043,811	990,000	1,120,000	1,207,000

Total cash costs per ounce	2012 Actual	2013 Estimated
LaRonde	$569	$650
Lapa	697	840
Kittila	565	660
Pinos Altos	276	300
Creston Mascota	326	300
Meadowbank	913	985
	$640	$725

For 2014 and 2015, total cash costs per ounce are expected to be near the bottom of the range forecast for 2013, or approximately $700 per ounce.

In an effort to provide more transparency into costs, Agnico-Eagle is providing guidance with respect to its all-in sustaining costs3 for 2013.  All-in sustaining costs are calculated as:

Cash costs (net of by-product credits) + sustaining capital + corporate, general and administrative expense (net of stock option expense) + exploration expenditures.

To reflect the full cost of gold production from current operations, development capital for new projects is not included in the calculation.  All-in sustaining costs for 2013 are expected to be approximately $1,075 per ounce.

In 2014, an updated study is expected to be completed regarding the large Meliadine project located in Nunavut, Canada.  While first gold production is unlikely before 2018, this project has the potential to be Agnico-Eagle’s largest single gold producer.  Project permitting is currently proceeding on schedule.

3 All-in Sustaining cost is a non-GAAP measure.  The Company’s methodology for calculating all-in sustaining costs may not be similar to methodology used by other gold producers that disclose all-in sustaining cost. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

4 Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Improvement In Three Year Gold Production Forecast

Since the prior three-year production guidance of February 16, 2012, there have been a number of key operating developments, resulting in an improvement to the overall three-year production profile.  Descriptions of the major factors that contributed to these changes are detailed below.

LaRonde Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	157,500	220,000	280,000	n.a.
Current (oz)	160,875 (actual)	177,000	215,000	250,000

LaRonde 2013	Ore Milled (‘000 tonnes)	Gold (g/t), Mill Recovery	Silver (g/t), Mill Recovery	Zinc (%), Mill Recovery	Copper (%), Mill Recovery	Minesite Cost Per Tonne[4]
	2,400	2.5, 92%	33, 83%	1.4, 84%	0.23, 80%	C$	96

At LaRonde, challenges associated with heat and congestion in the deeper part of the mine, have effectively delayed the ramp up of production as previously outlined in February 2012.  Despite the delay, overall gold production and throughput at LaRonde is expected to remain unchanged over the life of mine.

Lapa Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	100,000	100,000	105,000	n.a.
Current (oz)	106,191 (actual)	97,000	96,000	65,000

Lapa 2013	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	615	6.2	79%	C$	130

At Lapa, 2013 and 2014 are the last two years of full production based on the current life of mine.  In 2015, production is expected to exhibit a decline from the current levels.  Additional exploration results expected in 2013, and could have the potential to extend the mine life at Lapa into 2016.

Kittila Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	155,000	155,000	170,000	n.a.
Current (oz)	175,878 (actual)	165,000	165,000	160,000

Kittila 2013	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	1,050	5.6	88%	€80

At Kittila, estimated production over the next three years is essentially unchanged from what was previously disclosed, but lower than the 175,878 ounces produced in 2012 as gold grades are expected to gradually decline towards the average reserve grade.  Minesite costs per tonne in 2013 are anticipated to be higher than in 2012 as the mine is now processing ore entirely from the relatively higher cost underground portions (the open pit portions of the mine were depleted in the fourth quarter of 2012).

The Company’s Board of Directors has approved a 750 tonne per day expansion at Kittila, which is expected to increase the throughput capacity at the mine to 3,750 tonnes per day starting in the second half of 2015.  The current guidance for 2015 at Kittila includes approximately 10,000 ounces resulting from this expansion.  Additional details on the expansion can be found in the capital expenditures section of this news release.

Meadowbank Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	295,000	305,000	310,000	n.a.
Current (oz)	366,030 (actual)	360,000	367,000	350,000

Meadowbank 2013	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	4,100	2.9	94%	C$	88

At Meadowbank, the new forecast annual production is considerably higher than previously stated as a result of the improved operating performance achieved in 2012.  In particular, the Company expects throughput of approximately 11,000 tonnes per day to be sustainable.  Following two difficult startup years, Meadowbank exceeded expectations in 2012 primarily due to improved operating efficiencies, higher sustained throughput, better equipment availability and improvements in dilution.  The currently expected mine life now extends partially into 2018.  This is a slight extension of the previously disclosed mine life, in spite of the plan for much higher throughput rates, due to optimization of the mine plan largely at the Vault orebody.

Pinos Altos Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	149,000	143,000	137,000	n.a.
Current (oz)	183,662 (actual)	159,000	136,000	161,000

Pinos Altos 2013	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	2,570	2.1, 89%	64, 41%	$47

At Pinos Altos, the new production forecast for the three year period 2013-2015 is higher than previously estimated, as a result of the strong operating performance in 2012 and higher mill throughput.  Year over year variances in guidance for 2013 and 2014 are attributable to mine sequence and ore grade.  In 2015, an increase in mill throughput is anticipated as the underground shaft project is expected to result in improved production.

Creston Mascota Forecast	2012	2013	2014	2015
As of Feb’12 (oz)	56,000	67,000	53,000	n.a.
Current (oz)	51,175 (actual)	32,000	52,000	55,000

Creston Mascota 2013	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	1,580	1.3, 49%	18, 4%	$12

The Company expects production from Phase 2 of the Creston Mascota heap leach to commence in the second quarter of 2013 and to ramp up over the remainder of the year.  The production forecast for 2013 reflects the expected buildup of inventory on the heap leach pad required before steady state is achieved.  In 2014 and 2015, the production forecast for Creston Mascota reflects normal steady state operations.

La India	2013	2014	2015
Current (oz)	n.a.	40,000	81,000

At the La India project, construction continues with commercial production now anticipated in the second quarter of 2014, or approximately three months ahead of the original plan.  On average, the mine is expected to produce approximately 90,000 ounces of gold annually at total cash costs per ounce of approximately $500 over a mine life of approximately 9 years.

Goldex	2013	2014	2015
Current (oz)	n.a	49,000	85,000

The Goldex mine is expected to commence operations from the M and E zones starting in the second quarter of 2014.  On an annualized basis, Goldex is expected to produce approximately 80,000 ounces of gold at total cash costs of approximately $900 per ounce over a mine life of approximately three to four years.  Exploration on several other satellite zones, including the deeper D zone has the potential to extend the mine’s life.

New Capital Allocated to Growth Projects in 2013

The Company’s balance sheet is well positioned to fund the Company’s growth initiatives.  At current spot input prices, Agnico-Eagle expects to generate free cash flow in 2013, after capital expenditures which are expected to total approximately $596 million in 2013.  The Company’s goal is to increase its dividend to shareholders, over time, on a sustainable basis.

The estimated capital expenditures for 2013 include approximately $201 million of sustaining capital at the mines and $357 million on new projects, as set out in the table below.  Additionally, approximately $38 million is expected to be spent on capitalized exploration.

The Company’s Board of Directors has approved a 750 tonne per day expansion at Kittila, which is expected to increase the throughput capacity at the mine to 3,750 tonnes per day starting in the second half of 2015.  The total expenditure on the project is expected to be approximately $103 million over a three-year period, with $25 million expected to be spent in 2013.  The after-tax internal rate of return is expected to be approximately 23%.  The expansion is expected improve unit costs and to offset a gradual reduction in realized grade towards the reserve grade over the next several years.

Estimated 2013 Capital Expenditures ($, millions)	Sustaining	Development Projects	Capitalized Exploration	Expensed Exploration
LaRonde	61	30	1	1
Goldex		63	4
Lapa	19		2	1
Meadowbank	40	39	4
Kittila	39	34	6	1
Pinos Altos	29	33	5	4
La India		92	2	2
Meliadine		59	14	17
Creston Mascota	13
Tarachi				6
Project Evaluation				18
Other		7		21
Total	$201	$357	$38	$71
Grand Total Capital Expenditures	$596

Projects Not Yet Considered in Production and Capital Investment Plan

The current three year plan sets out estimated annual gold production which rises each year through 2015 to more than 1.2 million ounces.  However, these forecasts do not include the expansion and development projects set out below, which have not yet been approved for construction:

Kittila — Production Shaft

A study is underway that considers the construction of a production shaft at Kittila.  This shaft would provide operating cost savings and sustain long-term production at higher throughput levels from multiple zones, especially at depths below 700 metres.

Meliadine — High Grade Project Continues To Grow

The Meliadine project, acquired in 2010, is one of Agnico-Eagle’s largest gold deposits in terms of reserves and resources.  It is currently in the permitting phase with first production possible by 2018 and capital expenditures expected to be distributed over the 2013 to 2018 period.  In 2014, the Company expects an updated study regarding building a medium sized operation on this multi-million ounce gold deposit, Meliadine is considered to be a long-term asset for the Company.

While the Meliadine project has not yet been approved for construction, estimated company-wide capital expenditures of approximately $600 million per year, over the next five or six years, does include estimates for Meliadine, and several other projects which are yet to be approved.

Gold Reserves Maintained in 2012 and Improving in Quality

At year-end 2012, the Company’s proven and probable gold reserves totaled 18.7 million ounces, essentially unchanged from 2011 levels.  The Company’s year-end 2012 gold reserves, net of the 1,043,811 ounces of gold production in 2012 (or 1,146,727 ounces before mill recovery), are set out below:

Gold Reserves By Mine	Proven & Probable Reserve (000s ounces)			Average Gold Reserve Grade (g/t)
	2012	2011	Change	2012	2011	Change
LaRonde	4,206	4,700	(494)	4.54	4.40	0.14
Lapa	395	501	(106)	5.95	6.54	(0.59)
Kittila	4,783	5,177	(394)	4.49	4.66	(0.17)
Pinos Altos	2,714	3,103	(389)	2.21	2.06	0.15
Meadowbank	2,294	2,201	93	2.82	2.79	0.03
Meliadine	2,987	2,877	110	6.98	7.18	(0.20)
Bousquet	178	191	(13)	1.88	2.02	(0.14)
Subtotal	17,556	18,750	(1,194)	3.80	3.71	0.09
New Reserves
Goldex	349			1.55
La India	776			0.72
Total Reserves	18,681	18,750	(69)	3.16

Amounts presented in the table and in this press release have been rounded to the nearest thousand. See Detailed Mineral Reserve and Resource Data (as at December 31, 2012) set out at the end of this news release for more details.

The Company continues to focus on improving the quality of its reserve base.  In the case of long life assets, like LaRonde, Pinos Altos and Kittila, a higher cut-off grade for calculating the reserves was used than at assets with short lives.  This decision, all else being equal, results in fewer tonnes and ounces, but higher grades and higher operating margins on extraction.  At shorter life assets, the cut-off grades and subsequent mine plans are focused on maximizing operating cash flow.  The gold price assumptions used in generating the cut-off grades are shown with the detailed reserve and resource tables at the end of this news release.

Due to ongoing industry-wide cost pressure, combined with more conservative assumptions at some mines, some assets had reserve declines greater than those from depletion resulting from 2012 production.  Conversely, Meadowbank reserves grew from conversion of resources at the Vault deposit.

It is the Company’s goal to maintain its gold reserves to between 15 and 20 times its annual gold production rate.  Currently, this amounts to approximately 18 times its annual production rate.

In addition to proven and probable gold reserves of 18.7 million ounces, Agnico-Eagle’s byproduct reserves include approximately 96 million ounces of silver, 220,000 tonnes of zinc and 73,000 tonnes of copper.

For a 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 4% change in proven and probable gold reserves.

Gold Resources Grow at Core Properties

Exploration drilling during 2012 resulted in more than two million ounces of gold being discovered.  As noted above, approximately one million ounces of gold were converted from the resource category into the reserve category, essentially replacing the ore that was mined during 2012.

The Company’s measured and indicated resources now total approximately 141 million tonnes grading 1.79 g/t, or 8.1 million ounces of gold.

The Company’s inferred resources now total approximately 200 million tonnes grading 1.90 g/t, or 12.2 million ounces of gold.

The distribution of these resources by asset are presented in the following table.

December 31, 2012 Resources

	Measured & Indicated Resources* (Au koz)	Inferred Resources* (Au koz)
LaRonde	329	1,425
Lapa	147	201
Meadowbank	828	440
Kittila	669	2,366
Pinos Altos	878	942
La India	582	1,005
Meliadine	2,186	2,932
Goldex	1,611	1,690
Bousquet	844	740
Other	31	420
Total	8,104	12,159

*For full details including tonnages and grade, see the Detailed Mineral Reserve and Resource Data table in this news release

Exploration drilling was most successful at the Meliadine project, where more than one million ounces of gold was discovered.  In the indicated category, approximately 0.5 million ounces of gold resource was added largely through conversion from inferred.  In addition to the ounces that were converted, approximately 0.5 million ounces of gold was also added in the inferred resource category.

Including the 2012 drilling program, Meliadine’s Normeg deposit (discovered by Agnico-Eagle in 2012) now hosts 2.5 million tonnes grading 8.0 g/t, or 0.66 million ounces of gold resource in the inferred category.  This deposit, which is approximately 100 metres from the main Tiriganiaq deposit, has the potential to enhance the Meliadine project economics as it continues to be drilled off.

At Tarachi, indicated resources now total approximately 450,000 ounces (up 15%, or 60,000 ounces year over year) from 34.5 million tonnes grading 0.41 g/t.  Inferred resources at Tarachi now total nearly 900,000 ounces (up 326%, or approximately 700,000 ounces, when compared to last year’s total) from 72.0 million tonnes grading 0.38 g/t.  Based on this ongoing drilling success, the Company has initiated a metallurgical testing program on Tarachi composite samples.

At Kittila, the Rimpi deposit, located to the north of the main Suuri deposit, continues to grow.  In 2012, the proven and probable reserves grew by more than 700,000 ounces.  The deposit now contains 6,847,474 tonnes grading 4.92 g/t, or 1,083,712 ounces of gold.   The deposit remains open at depth.

2013 Exploration Program and Budget

The 2013 exploration program will be primarily focused on accelerating the drilling programs at Kittila, Meliadine and La India/Tarachi, which is expected to convert resources and extend the regional and mine site potential.  These programs could form part of the feasibility studies at each of these properties, which represent significant upside potential to the Company’s near term growth production profile.  In 2013, Agnico-Eagle’s exploration budget is approximately $92 million, with approximately 70% expected to be spent on mine-site and advanced project exploration.

Operating Review

LaRonde Mine — Ramp Up At Lower Mine Continues; Heat And Congestion To Ease in 2013

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 6,379 tonnes per day (“tpd”) in the fourth quarter of 2012, compared with an average of 6,767 tpd in the corresponding period of 2011.  Milling performance for the full year 2012 was approximately 6,444 tpd versus 6,592 tpd in 2011.  The lower throughput was largely due to the transition to ore sourced from the lower mine, and previously mentioned challenges with heat  and congestion at the deeper levels.  These issues are expected to be largely mitigated by the installation of additional cooling capacity in the fourth quarter of 2013 combined with more flexibility through advancement of the lateral development.

Minesite costs per tonne were approximately C$98 in the fourth quarter of 2012, higher than the C$79 per tonne experienced in the fourth quarter of 2011.  The increase in costs over the prior-year period is partly due to fewer processed tonnes as well as general cost pressures.

Minesite costs per tonne for the full year 2012 were approximately C$95, approximately 13% higher than C$84 in 2011, mainly due to the lower throughput and cost pressure as mentioned above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $756 in the fourth quarter of 2012 on payable production of 36,911 ounces of gold.  This compares with the fourth quarter of 2011 when total cash costs per ounce were $375 on production of 30,686 ounces of gold.  The increase in total cash costs was expected and is largely due to significantly lower by-product revenue.

For the full year 2012, LaRonde’s total cash costs per ounce were $569 on gold production of 160,875 ounces.  This compares to total cash costs per ounce of $77 on gold production of 124,173 ounces in 2011.  Higher gold production in 2012 is a result of an improvement in grade, consistent with more of the ore being mined from the lower mine.  The increase in total cash costs over 2011 is primarily due to significantly lower byproduct revenues and general cost inflation.

In 2012, the LaRonde mine also produced approximately 39,000 tonnes of zinc (30% less than in 2011), 2.2 million ounces of silver (29% less than in 2011), and 4,100 tonnes of copper (28% more than in 2011) as byproducts to the gold production, all as expected.

Kittila Mine — Record Annual Gold Production And Mill Recoveries

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 3,030 tpd in the fourth quarter of 2012 (60% to 70% of the tonnes were from underground), in line with its 3,000 tpd design rate.  In the fourth quarter of 2011, the Kittila mill processed 2,627 tpd.

Minesite costs per tonne at Kittila were approximately €69 in the fourth quarter of 2012, compared to €80 in the fourth quarter of 2011.  The improvement in Kittila’s minesite cost per tonne performance compared to the prior period is largely due to more efficient use of contractors, higher autoclave availability in 2012, as well as the relatively lower cost per tonne associated with mining the last benches of the open pit in fourth quarter of 2012.

For the full year 2012, the mill processed an average of 2,979 tpd as compared with 2011 when the mill processed an average of 2,824 tpd.  The increase in full year throughput is largely due to higher autoclave availability.  For the full year 2012, the minesite costs per tonne were €69, compared to €75 in 2011.  The improvement in full year costs is due to  the reasons explained above.

Fourth quarter 2012 gold production at Kittila was 45,273 ounces with a total cash cost per ounce of $569.  In the fourth quarter of 2011 the mine produced 34,508 ounces at total cash costs per ounce of $751.  Significantly higher production and lower total cash costs were largely the result of higher grades and mill recoveries during 2012, further assisted by improvements in the cost structure described above.

For the full year 2012, payable gold production from Kittila was a record 175,878 ounces at total cash costs of $565 per ounce.  In 2011, the mine produced 143,560 ounces of gold at total cash costs of $739 per ounce.  The higher production in 2012 was largely due to improvements in throughput, grades and recoveries compared to 2011.  Total cash costs were 24% lower than in 2011 largely due to autoclave availability, more efficient use of and prices for consumables and explosives, as well a more efficient usage of contractors.

In 2012, the Kittila mill realized average mill recoveries of 88.3%, an annual record.

Lapa — Steady Performance During 2012

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, at the LaRonde mill, processed an average of 1,746 tpd in the fourth quarter of 2012.  This compares with an average of 1,598 tpd in the fourth quarter of 2011.  For the full year 2012, Lapa averaged 1,749 tpd, compared with 1,701 tpd in 2011.  The improvements in throughput compared to 2011 periods are a result of an improved maintenance schedule in 2012, as well as mill optimization.

Minesite costs per tonne were C$113 in the fourth quarter of 2012, slightly better than the C$117 realized in the fourth quarter of 2011.

Full-year minesite costs in 2012 were C$115 per tonne, slightly above the C$110 achieved in 2011.  Considering the general cost pressures in the industry, the mine demonstrated good cost control at the site.

Payable production in the fourth quarter of 2012 was 24,621 ounces of gold at total cash costs per ounce of $742.  This compares with the fourth quarter of 2011, when production was 23,721 ounces of gold at total cash cost per ounce of $723.  Slightly lower grades and recoveries during the fourth quarter of 2012 (mainly the result of mining sequence) were offset by better throughput when compared to the 2011 period.

For the full year 2012, payable production was 106,191 ounces of gold at total cash costs of $697 per ounce.  The prior year production was 107,068 ounces of gold at total cash costs of $650 per ounce.  General industry cost pressure was the primary driver of the cost differences between periods.

Pinos Altos — Record Annual Gold Production at Low Costs

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed an average of 5,121 tpd in the fourth quarter of 2012.  This compares favourably with 4,925 tpd in the fourth quarter of 2011, and well above the mill’s initial design capacity of 4,000 tpd.

Payable production in the fourth quarter of 2012 was 52,492 ounces of gold (including 3,560 ounces of residual production from the temporarily suspended Creston Mascota mine) at total cash costs per ounce of $295.  This compares with production of 52,574 ounces of gold at total cash costs per ounce of $292 in the fourth quarter of 2011 (including 12,471 gold ounces from Creston Mascota).

Full year 2012 production at Pinos Altos (including Creston Mascota) was a record 234,837 ounces of gold at total cash costs per ounce of $286, compared to 2011 production of 204,380 ounces at total cash cost per ounce of gold of $299.  Gold production was higher in 2012 largely due to higher higher gold grades at both the heap leach and in the mill.  Pinos Altos also benefitted from a 25% increase in silver grades in 2012, as well as improved throughput compared to 2011.

Minesite costs per tonne at Pinos Altos (including Creston Mascota) were $46 in the fourth quarter of 2012, compared to $24 in the fourth quarter of 2011.  The increase in minesite costs per tonne over the prior year period is primarily due to the lack of production from the Creston Mascota heap leach in the fourth quarter of 2012, as well as significantly fewer lower-cost heap leach tonnes being processed at Pinos Altos in 2012.

For the full year 2012, minesite costs per tonne were $31, compared to $28 in 2011.  The minesite costs at Pinos Altos for 2012 were higher than the prior year primarily due to the factors described above.  Total production costs at Pinos Altos (including Creston Mascota) during 2012 were largely in line with 2011 levels, while the mine operating margin was a record $298 million.  This compares to $233 million in 2011.

The Company produced 2.3 million ounces of silver byproduct at Pinos Altos (including Creston Mascota) in 2012.

Meadowbank — Biggest Contributor To Strong Company Performance in 2012

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 11,193 tpd in the fourth quarter of 2012, 26% more than the 8,866 tpd achieved in the fourth quarter of 2011.  The improved mill throughput is due to significant improvements in equipment availability and maintenance.  The Company believes this level of throughput is sustainable.  Since the June 2011 startup of the permanent secondary crusher, the initial design rate of 8,500 tpd has been consistently exceeded.

Minesite costs per tonne were C$90 in the fourth quarter and C$88 for the full year of 2012.  These costs were lower than the C$98 and C$91 per tonne in the fourth quarter and full year 2011, respectively.  The improvement in cost per tonne was primarily driven by less waste tonnes being moved in the new mine plan and overall productivity gains.

Payable production in the fourth quarter of 2012 was 77,238 ounces of gold at total cash costs per ounce of gold of $1,200.  This compares with the fourth quarter of 2011 when 71,547 ounces were produced at total cash costs per ounce of $1,088.  The higher cost in 2012 was due to a lower grade cycle in the fourth quarter (only 79% of the full year 2012 average grade), as previously announced by the Company.

Full year 2012 production was a record 366,030 ounces of gold at total cash costs per ounce of gold of $913.  In 2011, the mine produced 270,801 ounces at total cash costs per ounce of $1,000.  The improvements in production and costs at Meadowbank in 2012 were a result of a successful implementation of the new mine plan developed in the beginning of the year.  Meadowbank’s operating performance has been a key contributor to the overall operating success of the Company in 2012.

Depreciation Guidance

Agnico-Eagle expects its 2013 amortization expense to be in the range of $280 to $310 million.

General & Administrative Cost Guidance

Agnico-Eagle expects 2013 General and Administration expense to be between $70 - $75 million, net of stock option expense.  The stock option expense (which is a non-cash expesne) has averaged approximately $40 million over the past 3 years.

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Annual General Meeting

Friday, April 26, 2013 at 11:00 am

Sheraton Centre Toronto Hotel (Dominion Ballroom)

123 Queen Street West

Toronto, ON M5H 2M9

Expected Dividend Record and Payment Dates for the Remainder of 2013

Record Date	Payment Date
March 1	March 15
June 3	June 17
September 3	September 17
December 2	December 16

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
Operating margin by mine (Note 1):
LaRonde mine	$35,363	$34,581	$173,596	$188,662
Goldex mine	—	24,677	—	160,723
Lapa mine	20,755	23,736	100,377	98,937
Kittila mine	53,199	33,619	186,392	115,135
Pinos Altos mine (Note 2)	61,533	67,111	297,722	232,715
Meadowbank mine	36,170	44,212	261,915	149,549
Total Operating Margin	207,020	227,936	1,020,002	945,721
Amortization of property, plant and mine development	72,680	73,513	271,861	261,781
Impairment loss on Meadowbank mine	—	907,681	—	907,681
Loss on Goldex mine	—	4,710	—	302,893
Corporate and other	36,232	92,204	313,000	251,994
Income (loss) before income and mining taxes	98,108	(850,172)	435,141	(778,628)
Income and mining taxes	15,338	(248,742)	124,225	(209,673)
Net income (loss) for the period	$82,770	$(601,430)	$310,916	$(568,955)
Attributed to non-controlling interest	$0	$(60)	$0	$(60)
Attributed to common shareholders	$82,770	$(601,370)	$310,916	$(568,895)
Net income (loss) per share - basic	$0.48	$(3.53)	$1.82	$(3.36)
Cash provided by operating activities	$105,964	$132,028	$696,007	$667,185

Realized price per sales volume (US$):
Gold (per ounce)	$1,684	$1,640	$1,667	$1,573
Silver (per ounce)	$31.25	$26.83	$31.66	$34.39
Zinc (per tonne)	$1,906	$2,188	$1,955	$1,892
Copper (per tonne)	$7,668	$8,510	$8,083	$7,162

Payable production (Note 3):
Gold (ounces):
LaRonde mine	36,911	30,686	160,875	124,173
Goldex mine	—	14,756	—	135,478
Lapa mine	24,621	23,721	106,191	107,068
Kittila mine	45,273	34,508	175,878	143,560
Pinos Altos mine (Note 2)	52,492	52,574	234,837	204,380
Meadowbank mine	77,238	71,547	366,030	270,801
Total gold (ounces)	236,535	227,792	1,043,811	985,460
Silver (000s ounces):
LaRonde mine	547	785	2,244	3,169
Pinos Altos mine (Note 2)	628	508	2,311	1,851
Meadowbank mine	21	18	91	60
Total silver (000s ounces)	1,196	1,311	4,646	5,080
Zinc (tonnes)	8,722	12,591	38,637	54,894
Copper (tonnes)	814	1,002	4,126	3,216

Payable metal sold:
Gold (ounces):
LaRonde mine	37,726	31,342	158,823	124,119
Goldex mine	—	20,863	—	141,702
Lapa mine	24,073	23,854	104,535	107,334
Kittila mine	46,620	37,769	170,478	145,006
Pinos Altos mine (Note 2)	50,201	55,611	229,984	204,239
Meadowbank mine	79,752	78,579	364,006	273,690
Total gold (ounces)	238,372	248,018	1,027,826	996,090
Silver (000s ounces):
LaRonde mine	566	865	2,233	3,171
Pinos Altos mine (Note 2)	582	546	2,235	1,858
Meadowbank mine	19	18	87	60
Total silver (000s ounces)	1,167	1,429	4,555	5,089
Zinc (tonnes)	9,073	11,516	42,604	54,499
Copper (tonnes)	800	978	4,115	3,194

Total cash costs per ounce of gold produced (US$) (Note 4):
LaRonde mine	$756	$375	$569	$77
Goldex mine	—	$344	—	$401
Lapa mine	$742	$723	$697	$650
Kittila mine	$569	$751	$565	$739
Pinos Altos mine (Note 2)	$295	$292	$286	$299
Meadowbank mine	$1,200	$1,088	$913	$1,000
Weighted average total cash costs per ounce	$769	$671	$640	$580

Note 1

Operating margin by mine is calculated as Revenues from mining operations less Production costs.

Note 2

Includes Creston Mascota deposit at Pinos Altos except for fourth quarter 2012 total cash costs per ounce of gold produced and Minesite costs per tonne as heap leach operations at Creston Mascota were suspended effective October 1, 2012.

Note 3

Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Note 4

Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce is based on commercial production ounces.  Total cash costs per ounce of gold produced is a non-GAAP measure.  See “reconciliation of production costs to total cash costs per ounce of gold produced and minesite costs per tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at	As at
	December 31, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents	$332,008	$221,458
Trade receivables	67,750	75,899
Inventories:
Ore stockpiles	52,342	28,155
Concentrates and dore bars	69,695	57,528
Supplies	222,630	182,389
Income taxes recoverable	19,313	371
Available-for-sale securities	44,719	145,411
Fair value of derivative financial instruments	1,835	—
Other current assets	92,977	110,369
Total current assets	903,269	821,580
Other assets	55,838	88,048
Goodwill	229,279	229,279
Property, plant and mine development	4,067,456	3,895,355
	$5,255,842	$5,034,262
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$185,329	$203,547
Environmental remediation liability	16,816	26,069
Dividends payable	37,905	—
Interest payable	13,602	9,356
Income taxes payable	10,061	—
Capital lease obligations	12,955	11,068
Fair value of derivative financial instruments	—	4,404
Total current liabilities	276,668	254,444
Long-term debt	830,000	920,095
Reclamation provision and other liabilities	127,735	145,988
Deferred income and mining tax liabilities	611,227	498,572
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued - 172,296,610 (December 31, 2011 - 170,859,604)	3,241,922	3,181,381
Stock options	148,032	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Retained earnings (deficit)	7,046	(129,021)
Accumulated other comprehensive loss	(27,311)	(7,106)
	3,410,212	3,202,972
Non-controlling interest	—	12,191
Total shareholders’ equity	3,410,212	3,215,163
	$5,255,842	$5,034,262

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

REVENUES
Revenues from mining operations	$449,383	$455,503	$1,917,714	$1,821,799
Interest and sundry income (expense) and other	1,487	(2,137)	847	(1,505)
Gain (loss) on sale of and impairment loss on available-for-sale securities	15,913	(5,074)	(2,999)	(3,662)
	466,783	448,292	1,915,562	1,816,632

COSTS AND EXPENSES
Production	242,363	227,567	897,712	876,078
Exploration and corporate development	16,083	31,844	109,500	75,721
Environmental remediation	(11)	—	4,055	—
Amortization of property, plant and mine development	72,680	73,513	271,861	261,781
General and administrative	27,726	28,242	119,085	107,926
Provincial capital tax	—	9,223	4,001	9,223
Interest expense	14,287	12,124	57,887	55,039
Impairment loss on Meadowbank mine	—	907,681	—	907,681
Loss on Goldex mine	—	4,710	—	302,893
Foreign currency translation (gain) loss	(4,453)	3,560	16,320	(1,082)
Income (loss) before income and mining taxes	98,108	(850,172)	435,141	(778,628)
Income and mining taxes	15,338	(248,742)	124,225	(209,673)
Net income (loss) for the period	$82,770	$(601,430)	$310,916	$(568,955)
Attributed to non-controlling interest	$—	$(60)	$—	$(60)
Attributed to common shareholders	$82,770	$(601,370)	$310,916	$(568,895)

Net income (loss) per share - basic	$0.48	$(3.53)	$1.82	$(3.36)
Net income (loss) per share - diluted	$0.48	$(3.53)	$1.81	$(3.36)

Weighted average number of common shares outstanding (in thousands)
Basic	171,837	170,276	171,250	169,353
Diluted	173,432	170,276	171,486	169,353

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the period	$82,770	$(601,430)	$310,916	$(568,955)
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	72,680	73,513	271,861	261,781
Deferred income and mining taxes	25,358	(228,339)	72,145	(275,773)
Gain on sale of available-for-sale securities	(16,464)	(93)	(9,733)	(4,907)
Impairment loss on Meadowbank mine	—	907,681	—	907,681
Loss on Goldex mine	—	4,710	—	302,893
Stock-based compensation, foreign currency translation and other	10,658	23,139	92,732	82,352
Adjustment for settlement of environmental remediation	(5,682)	(7,616)	(21,449)	(7,616)
Changes in non-cash working capital balances:	—
Trade receivables	9,294	2,880	8,149	37,050
Income taxes (payable) recoverable	(29,687)	(24,331)	13,304	(29,867)
Inventories	6,811	23,827	(44,145)	(43,066)
Other current assets	7,156	2,788	18,909	(25,838)
Accounts payable and accrued liabilities	(49,550)	(34,202)	(20,928)	31,837
Interest payable	(7,380)	(10,499)	4,246	(387)
Cash provided by operating activities	105,964	132,028	696,007	667,185

INVESTING ACTIVITIES
Additions to property, plant and mine development	(151,843)	(107,577)	(445,550)	(482,831)
Acquisitions, investments and other	42,626	(163,239)	61,323	(244,727)
Cash used in investing activities	(109,217)	(270,816)	(384,227)	(727,558)

FINANCING ACTIVITIES
Dividends paid	(29,331)	(25,650)	(118,121)	(98,354)
Repayment of capital lease obligations	(3,274)	(3,289)	(12,063)	(13,092)
Proceeds from long-term debt	60,000	270,000	315,000	475,000
Repayment of long-term debt	(30,000)	—	(605,000)	(205,000)
Notes Issuance	—	—	200,000	—
Long-term debt financing costs	—	(51)	(3,133)	(2,545)
Repurchase of common shares for restricted share unit plan	—	—	(12,031)	(3,723)
Common shares issued	16,741	3,451	32,742	26,536
Cash provided by (used in) financing activities	14,136	244,461	(202,606)	178,822

Effect of exchange rate changes on cash and cash equivalents	318	(885)	1,376	(1,636)

Net increase in cash and cash equivalents during the period	11,201	104,788	110,550	116,813
Cash and cash equivalents, beginning of period	320,807	116,670	221,458	104,645
Cash and cash equivalents, end of period	$332,008	$221,458	$332,008	$221,458

Supplemental cash flow information:
Interest paid	$21,889	$21,090	$52,213	$52,833
Income and mining taxes paid	$29,973	$21,413	$56,962	$110,889

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO TOTAL CASH COSTS

PER OUNCE OF GOLD PRODUCED AND MINESITE COSTS PER TONNE

(Unaudited)

Total Cash Costs per Ounce of Gold Produced	Three months	Three months
(thousands of United States dollars, except where	ended	ended	Year ended	Year ended
noted)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Total Production costs per Consolidated Statements of Income	$242,363	$227,567	$897,712	$876,078

Attributable to LaRonde	58,106	52,480	225,647	209,947
Attributable to Goldex	—	7,679	—	56,939
Attributable to Lapa	19,482	16,834	73,376	68,599
Attributable to Kittila	25,406	28,602	98,037	110,477
Attributable to Pinos Altos(i)	33,606	36,541	146,503	145,614
Attributable to Meadowbank	99,324	85,431	347,710	284,502
Total	$235,924	$227,567	$891,273	$876,078

	Three months	Three months
	ended	ended	Year ended	Year ended
LaRonde	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$58,106	$52,480	$225,647	$209,947
Adjustments:
Byproduct revenues	(29,214)	(34,299)	(131,750)	(194,000)
Inventory and other adjustments(ii)	(367)	(5,125)	107	(2,309)
Non-cash reclamation provision	(611)	(1,546)	(2,422)	(4,062)
Cash operating costs	$27,914	$11,510	$91,582	$9,576
Gold production (ounces)	36,911	30,686	160,875	124,173
Total cash costs ($ per ounce)(iii)	$756	$375	$569	$77

	Three months	Three months
	ended	ended	Year ended	Year ended
Goldex	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	—	7,679	—	$56,939
Adjustments:
Byproduct revenues	—	269	—	395
Inventory and other adjustments(ii)	—	(2,836)	—	(2,778)
Non-cash reclamation provision	—	(36)	—	(173)
Cash operating costs	—	$5,076	—	$54,383
Gold production (ounces)	—	14,756	—	135,478
Total cash costs ($ per ounce)(iii)	—	$344	—	$401

	Three months	Three months
	ended	ended	Year ended	Year ended
Lapa	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$19,482	$16,834	$73,376	$68,599
Adjustments:
Byproduct revenues	167	349	513	663
Inventory and other adjustments(ii)	(1,365)	283	(71)	631
Non-cash reclamation provision	(15)	(312)	191	(348)
Cash operating costs	$18,269	$17,154	$74,009	$69,545
Gold production (ounces)	24,621	23,721	106,191	107,068
Total cash costs ($ per ounce)(iii)	$742	$723	$697	$650

	Three months	Three months
	ended	ended	Year ended	Year ended
Kittila	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$25,406	$28,602	$98,037	$110,477
Adjustments:
Byproduct revenues	65	38	391	152
Inventory and other adjustments(ii)	432	(2,648)	1,564	(1,267)
Non-cash reclamation provision	(148)	(66)	(551)	(206)
Stripping (capitalized vs expensed)(iv)	—	—	—	(3,018)
Cash operating costs	$25,755	$25,926	$99,441	$106,138
Gold production (ounces)	45,273	34,508	175,878	143,560
Total cash costs ($ per ounce)(iii)	$569	$751	$565	$739

	Three months	Three months
	ended	ended	Year ended	Year ended
Pinos Altos (includes Creston Mascota)(i)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$33,606	$36,541	$146,503	$145,614
Adjustments:
Byproduct revenues	(19,006)	(13,559)	(69,478)	(60,653)
Inventory and other adjustments(ii)	2,192	(1,779)	2,658	1,871
Non-cash reclamation provision	(51)	(386)	(764)	(1,372)
Stripping (capitalized vs expensed)(iv)	(2,291)	(5,472)	(12,762)	(24,260)
Cash operating costs	$14,450	$15,345	$66,157	$61,200
Gold production (ounces)	48,932	52,574	231,277	204,380
Total cash costs ($ per ounce)(iii)	$295	$292	$286	$299

	Three months	Three months
	ended	ended	Year ended	Year ended
Meadowbank	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$99,324	$85,431	$347,710	$284,502
Adjustments:
Byproduct revenues	(6)	718	(1,651)	(546)
Inventory and other adjustments(ii)	2,084	(7,261)	4,582	(1,670)
Non-cash reclamation provision	(406)	(414)	(1,611)	(1,679)
Stripping (capitalized vs expensed)(iv)	(8,341)	(606)	(14,806)	(9,746)
Cash operating costs	$92,655	$77,868	$334,224	$270,861
Gold production (ounces)	77,238	71,547	366,030	270,801
Total cash costs ($ per ounce)(iii)	$1,200	$1,088	$913	$1,000

Minesite Costs per Tonne
(thousands of United States dollars, except where	Three months	Three months
noted)	ended	ended	Year ended	Year ended
LaRonde	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$58,106	$52,480	$225,647	$209,947
Adjustments:
Inventory adjustments(v)	(282)	(2,195)	984	(22)
Non-cash reclamation provision	(610)	(1,546)	(2,421)	(4,062)
Minesite operating costs	$57,214	$48,739	$224,210	$205,863
Minesite operating costs (C$)	$57,280	$49,372	$225,159	$202,957
Tonnes of ore milled (000s)	587	622	2,359	2,406
Minesite costs per tonne (C$)(vi)	$98	$79	$95	$84

	Three months	Three months
	ended	ended	Year ended	Year ended
Goldex	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	—	$7,679	—	$56,939
Adjustments:
Inventory adjustments(v)	—	(2,836)	—	(2,407)
Non-cash reclamation provision	—	(36)	—	(173)
Minesite operating costs	—	$4,807	—	$54,359
Minesite operating costs (C$)	—	$4,903	—	$53,208
Tonnes of ore milled (000s)	—	237	—	2,477
Minesite costs per tonne (C$)(vi)	—	$21	—	$21

	Three months	Three months
	ended	ended	Year ended	Year ended
Lapa	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$19,482	$16,834	$73,376	$68,599
Adjustments:
Inventory adjustments(v)	(1,343)	394	54	1,071
Non-cash reclamation provision	(15)	(312)	191	(348)
Minesite operating costs	$18,124	$16,916	$73,621	$69,322
Minesite operating costs (C$)	$18,142	$17,152	$73,813	$68,403
Tonnes of ore milled (000s)	161	148	641	621
Minesite costs per tonne (C$)(vi)	$113	$117	$115	$110

	Three months	Three months
	ended	ended	Year ended	Year ended
Kittila	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$25,406	$28,602	$98,037	$110,477
Adjustments:
Inventory adjustments(v)	432	(2,705)	1,569	(1,324)
Non-cash reclamation provision	(148)	(66)	(551)	(206)
Stripping (capitalized vs expensed)(iv)	—	—	—	(3,018)
Minesite operating costs	$25,690	$25,831	$99,055	$105,929
Minesite operating costs (EUR)	€19,148	€19,383	€75,305	€76,817
Tonnes of ore milled (000s)	279	242	1,090	1,031
Minesite costs per tonne (EUR)(vi)	€69	€80	€69	€75

	Three months	Three months
	ended	ended	Year ended	Year ended
Pinos Altos (includes Creston Mascota)(i)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$33,606	$36,541	$146,503	$145,614
Adjustments:
Inventory adjustments(v)	2,248	(1,704)	2,755	(169)
Non-cash reclamation provision	(51)	(386)	(764)	(1,372)
Stripping (capitalized vs expensed)(iv)	(2,291)	(5,472)	(12,762)	(24,260)
Minesite operating costs	$33,512	$28,979	$135,732	$119,813
Tonnes of ore processed (000s)	730	1,203	4,316	4,509
Minesite costs per tonne (US$)(vi)	$46	$24	$31	$27

	Three months	Three months
	ended	ended	Year ended	Year ended
Meadowbank	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Production costs	$99,324	$85,431	$347,710	$284,502
Adjustments:
Inventory adjustments(v)	1,806	(6,773)	4,407	253
Non-cash reclamation provision	(406)	(414)	(1,610)	(1,679)
Stripping (capitalized vs expensed)(iv)	(8,341)	(606)	(14,806)	(9,746)
Minesite operating costs	$92,383	$77,638	$335,701	$273,330
Minesite operating costs (C$)	$92,471	$79,643	$336,431	$272,157
Tonnes of ore milled (000s)	1,030	816	3,821	2,978
Minesite costs per tonne (C$)(vi)	$90	$98	$88	$91

(i)             Includes Creston Mascota deposit at Pinos Altos except for fourth quarter 2012 total cash costs per ounce of gold produced and Minesite costs per tonne as heap leach operations at Creston Mascota were suspended effective October 1, 2012.

(ii)          Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)       Total cash cost per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income for net byproduct revenues, inventory adjustments, non-cash reclamation provisions, deferred stripping costs (as described in iv below) and other adjustments. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)      The Company reports total cash costs using the common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for stripping costs is to enhance the comparability of total cash costs to the majority of the Company’s peers within the mining industry.

(v)         This inventory adjustment reflects production costs associated with unsold concentrates.

(vi)      Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income for inventory, non-cash reclamation provisions and deferred stripping costs (as described in iv above), and then dividing by tonnes of ore processed. As total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Production Guidance

The gold production guidance is based on the Company’s mineral reserves but includes contingencies, assumed metal prices and foreign exchange rates that are different from those used in the reserve estimates. These factors and others mean that the gold production guidance presented in this disclosure does not reconcile exactly with the production models used to support these mineral reserves.

Note Regarding Certain Measures of Performance

This news release presents measures including “total cash costs per ounce,” “minesite costs per tonne” and “all-in sustaining costs” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out above.

The mineral reserve and resource contents of this news release have been prepared under the supervision of, and reviewed by, Alain Blackburn P.Eng., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserve and Resource Data (as at December 31, 2012)

	Au	Ag	Cu	Zn	Pb	Au (000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	1.70					3	59
Kittila (open pit)	4.30					38	272
Kittila (underground)	4.66					178	1,189
Kittila total proven	4.59					216	1,461
Lapa (underground)	6.25					227	1,129
LaRonde (underground)	2.96	30.81	0.30	1.06	0.12	602	6,323
Meadowbank (open pit)	1.56					88	1,764
Pinos Altos (open pit)	0.93	19.45				14	457
Pinos Altos (underground)	2.82	92.14				237	2,610
Pinos Altos total proven	2.54	81.31				250	3,067
Meliadine (open pit)	7.31					8	34
Subtotal Proven Mineral Reserve	3.13					1,394	13,836

Probable Mineral Reserve
Bousquet (open pit)	1.88					178	2,943
Goldex (underground)	1.55					346	6,936

Kittila (open pit)	3.51					21	182
Kittila (underground)	4.49					4,547	31,480
Kittila total probable	4.49					4,567	31,662
Lapa (underground)	5.58					168	939
LaRonde (underground)	4.99	20.54	0.24	0.68	0.05	3,604	22,462
Meadowbank (open pit)	2.91					2,206	23,560
Meliadine (open pit)	5.85					973	5,172
Meliadine (underground)	7.71					2,006	8,094
Meliadine total probable	6.98					2,979	13,266
Pinos Altos (open pit)	1.75	37.43				884	15,692
Pinos Altos (underground)	2.54	76.29				1,580	19,382
Pinos Altos total probable	2.18	58.90				2,464	35,074
La India projects (open pit)	0.72					776	33,457
Subtotal Probable Mineral Reserve	3.16					17,286	170,300
Total Proven and Probable Mineral Reserves	3.16					18,681	184,136

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Goldex (underground)	1.86					12,360
Meadowbank (open pit)	0.93					1,441
La India projects (open pit)	0.29					1,662
Total Measured Mineral Resource	1.60					15,463
Indicated Mineral Resource
Bousquet (open pit)	1.76					8,101
Bousquet (underground)	5.63					1,704
Bousquet total indicated	2.44					9,805
Ellison (underground)	5.68					415
Goldex (underground)	1.83					14,808
Kittila (underground)	2.65					7,854
Lapa (underground)	4.08					1,118
LaRonde (underground)	1.88	28.04	0.12	1.50	0.15	5,432
Meadowbank (open pit)	2.00					6,544
Meadowbank (underground)	4.85					2,341
Meadowbank total indicated	2.75					8,885
Meliadine (open pit)	3.32					7,247
Meliadine (underground)	4.40					9,987
Meliadine total indicated	3.94					17,234
Pinos Altos (open pit)	1.12	14.27				7,925
Pinos Altos (underground)	1.84	48.05				10,022
Pinos Altos total indicated	1.52	33.13				17,947
Swanson (open pit)	1.93					504
La India projects (open pit)	0.42					41,530
Total Indicated Mineral Resource	1.81					125,532
Total Measured & Indicated Mineral Resources	1.79					140,995

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet total inferred	4.04					4,567
Ellison (underground)	5.81					786
Goldex (underground)	1.52					34,645
Kittila (open pit)	3.91					311
Kittila (underground)	3.88					18,655
Kittila total inferred	3.88					18,966
Kuotko, Finland (open pit)	2.89					1,823
Kylmäkangas, Finland (underground)	4.11	31.11				1,896
Lapa (ppen pit Zulapa)	3.14					391
Lapa (underground)	9.25					543
Lapa total inferred	6.69					934
LaRonde (underground)	3.73	11.68	0.25	0.58	0.05	11,887
Meadowbank (open pit)	2.93					1,376
Meadowbank (underground)	4.36					2,213
Meadowbank total inferred	3.81					3,589
Meliadine (open pit)	4.32					5,208
Meliadine (underground)	7.15					9,608
Meliadine total inferred	6.15					14,816
Pinos Altos (open pit)	0.98	18.93				20,951
Pinos Altos (underground)	2.42	59.91				3,641
Pinos Altos total inferred	1.19	25.00				24,592
La India projects (open pit)	0.39					81,002
Total Inferred Resource	1.90					199,503

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at February 13, 2013. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, total cahs costs per ounce, all-in sustaining costs, minesite costs per tonne, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; the Company’s goal to increase its dividends; the Company’s goal to build a mine at La India, Meliadine and Goldex; the Company’s plan to expand capacity at Kittila and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates at the Lapa, Meadowbank and Creston Mascota mines and the Goldex and Meliadine projects reported by the Company on February 13, 2013 are based on three-year average prices for the period ending December 31, 2012 of $1,490 per ounce gold, $29.00 per ounce silver, $0.95 per pound zinc, $3.67 per pound copper, $1.00 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.00, 1.34 and 12.75, respectively.  The assumptions used for the mineral reserves and resources estimates at the LaRonde, Pinos Altos and Kittila mines and the La India and Tarachi projects reported by the Company on February 13, 2013 were based on three-year average prices for the period ending June 30, 2012 of $1,345 per ounce gold, $25.00 per ounce silver, $0.95 per pound zinc, $3.49 per pound copper, $0.99 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.00, 1.30 and 13.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.  A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis,  that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 4, 2010
Pinos Altos, Mexico.	John Reddick P.Geo., Independent Consultant	March 25, 2009
Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Goldex Division Superintendent of geology
La India, Mexico	Daniel Doucet, Ing., Corporate Director of Reserve Development;	August 31, 2012
Meadowbank, Nunavut, Canada	Alex Proulx, Meadowbank Division Mine Operations Manager	February 15, 2012
Goldex, Quebec, Canada	Dyane Duquette, P.Geo., Goldex Division Superintendent of geology	October 14, 2012
Lapa, Quebec, Canada	Richard Dubuc, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Goldex Division Superintendent of geology	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2012.  Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s Form 20-F and this news release dated February 13, 2013.